

Mail Stop 3030

February 18, 2016

Frank Witney, Ph.D.
Chief Executive Officer
Affymetrix, Inc.
3420 Central Expressway
Santa Clara, California 95051

> **Re:** **Affymetrix, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2016, as amended on February 12, 2016**
> **File No. 000-28218**

Dear Dr. Witney:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery